825 Third Avenue, 27th Floor
New York, NY 10022
646.519.2456

50 California Street, 29th Floor - Suite 2950
San Francisco, CA 94111
415.900.3871

www.focusfinancialpartners.com

July 23, 2018

Via EDGAR

Erin E. Miller

Special Counsel

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Focus Financial Partners Inc.
Registration Statement on Form S-1 (as amended)
File No. 333-225166

Ladies and Gentlemen:

On behalf of Focus Financial Partners Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on July 25, 2018, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

Focus Financial Partners Inc.

By:	/s/ J. Russell McGranahan
Name:	J. Russell McGranahan
Title:	General Counsel

cc:                                William Schroeder (Securities and Exchange Commission)

John Spitz (Securities and Exchange Commission)

David Lin (Securities and Exchange Commission)
Brenda Lenahan (Vinson & Elkins L.L.P.)

Robert Seber (Vinson & Elkins L.L.P.)

SIGNATURE PAGE TO
ACCELERATION REQUEST LETTER